

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 15, 2016

<u>Via Email</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re: Bank of the Ozarks**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for the Fiscal Period Ended March 31, 2016**
> **Filed May 6, 2016**
> **File No. 000-22759**

Dear Mr. McKinney:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>
<u>Provisions to and adequacy of the ALLL, page 39</u>

1. In future filings, please more fully explain how your mentioned peer group analysis and related historical information are utilized as part of your process for determining the allowance for loan losses for loans collectively evaluated for impairment.

Core Efficiency Ratio, page 54

2. You disclose several Non-GAAP adjustments to remove acquisition-related expenses from
    your Core Efficiency Ratio. In this regard, we note that you have completed 13 bank
    acquisitions since 2010 and four acquisitions in the past two years. Further, we note that you
    entered into 2 agreements to acquire financial institutions that are expected to close in the
    second quarter of 2016 (C&S Holdings, Inc. and C1 Financial, Inc.), so it appears that
    acquisition of businesses has, and will continue to be, a key strategy to achieve growth and
    the removal of these Non-GAAP adjustments may be inconsistent with the updated
    Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this
    guidance when preparing your next earnings release.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies
Non-purchased loans and leases, page 94

3. We note that your real estate – construction and land development loan portfolio totaled $2.8
    billion at December 31, 2015, which represented approximately 43% of your total non-
    purchased loan portfolio, up from $1.4 billion at December 31, 2014, which represented
    approximately 35% of your total non-purchased loan portfolio. Please tell us, and revise
    future filings, to disclose the following information related to construction loans with interest
    reserves:
    *   Your policy for recognizing interest income on these loans;
    *   How you monitor the projects throughout their lives to make sure the properties are
        moving along as planned to ensure appropriateness of continuing to capitalize interest;
    *   Whether you have extended, renewed or restructured terms of the loans and the reasons
        for the changes;
    *   Your underwriting process for these loans and any specific differences as compared to
        loans without interest reserves;
    *   Whether there were any situations where additional interest reserves were advanced to
        keep a loan from becoming nonperforming;
    *   Separately quantify the amount of interest reserves recognized as interest income during
        the periods presented, the amount of capitalized interest recorded in your loan portfolio,
        and the amount of these loans that are non-performing.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance and Provision for Loan and Lease Losses, page 51

4. We note the disclosures of the changes in your loan portfolio composition and the corresponding allowance for loan losses as a percentage of total loans for the periods presented. In future filings, please disclose how recent increases in loan originations, increases in non-residential real estate loans and higher concentrations of out-of-market loans have impacted these ratios, including your periodic loan loss provisions and the allowance for loan losses.

Deposits, page 55

5. We note your disclosure regarding the growth in brokered deposits to $1.63 billion, or 16.9% of total deposits at March 31, 2016, compared to $677 million, or 8.5% of total deposits, at December 31, 2015. Please tell us, and revise future filings, to disclose the risks related to this increased reliance on brokered deposits and discuss how you manage these risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant
Office of Financial Services